Mail Stop 4561

August 15, 2006

Mr. David B. Hills
Chief Executive Officer
Looksmart, LTD.
625 Second Street
San Francisco, CA 94107

>   **Re: Looksmart, LTD.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2006**
>   **File No. 000-27265**

Dear Mr. Hills:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill and Intangible Assets, page 17

1.   We note your disclosure, "[g]oodwill is reviewed for impairment at least annually and as a result of any event that significantly changes [y]our business." Based on your disclosure, it does not appear you have tested for impairment since your last annual test.

Tell us how you considered the significant decline in your market capitalization in fiscal year 2006 and why you believe this decline is not a triggering event for an impairment test. We refer you to paragraph 28 of SFAS 142. In addition, please describe how you determine fair value for your reporting unit and how your fair value measurements comply with paragraphs 23 through 25 of SFAS 142. As part of your response, tell us how the fair value measurement of your reporting unit compares to your market capitalization.

Form 8-K filed on August 3, 2006

Exhibit 99.1

2.   We note your use of non-GAAP financial measures, which exclude the impact of share-based compensation expense from your operating expenses and net income. Please address the following with respect to your use of such non-GAAP measures:

▪   We note you have not provided a reconciliation of your non-GAAP operating expense and non-GAAP net income measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. When disclosing such non-GAAP measures, you are required to provide such reconciliations pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Please advise.

▪   Your disclosure states that you believe "these non-GAAP measures are a meaningful indicator to investors of the underlying performance of LookSmart's business operations." Explain why you believe that it is useful to exclude stock-based compensation expense when evaluating your performance as such expense generally represents recurring expenses that result from your operating activities. In this respect, address why you believe that excluding certain non-cash charges is a proper reflection of your performance. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact stock-based compensation expense will become immaterial within a near-finite period.

▪   If you are able to meet the burden of demonstrating the usefulness of your non-GAAP measures, ensure further uses include all the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief